SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

March 27, 2017

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on March 27, 2017.

BANCO MACRO S.A.

NOTICE OF SHAREHOLDERS’ MEETING

The Board of Directors of Banco Macro S.A. calls for a General and Special Shareholders’ Meeting to be held on April 28th 2017, at 11:00 AM, at the company’s principal place of business located at Sarmiento 447, Capital Federal, to discuss the following Agenda:

AGENDA

1) Appoint two shareholders to sign the Minutes of the Shareholders’ Meeting.

2) Evaluate the documentation provided for in section 234, subsection 1 of Law No. 19550, for the fiscal year ended December 31st 2016.

3) Evaluate the management of the Board and the Supervisory Committee.

4) Evaluate the application of the retained earnings for the fiscal year ended December 31st 2016. Total Retained Earnings: AR$ 6,732,504,739.99 which the Board proposes may be applied as follows: a)  AR$ 1,308,459,923.00 to Legal Reserve Fund; b)  AR$ 52,463,132.30 to tax on corporate personal assets and participating interests; c) AR$ 5,371,581,684.69 to the optional reserve fund for future profit distributions, pursuant to Communication “A” 5273 issued by the Central Bank of the Republic of Argentina.

5) Separate a portion of the optional reserve fund for future profit distributions in order to allow the application of AR$ 701,475,633.60 to the payment of a cash dividend, subject to prior authorization of the Central Bank of the Republic of Argentina.

6) Evaluate the remunerations of the members of the Board of Directors for the fiscal year ended December 31st 2016 within the limits as to profits, pursuant to section 261 of Law 19550 and the Rules of the Comisión Nacional de Valores (Argentine Securities Exchange Commission).

7) Evaluate the remunerations of the members of the Supervisory Committee for the fiscal year ended December 31st 2016.

8) Evaluate the remuneration of the independent auditor for the fiscal year ended December 31st 2016.

9) Appoint three regular directors who shall hold office for three fiscal years and one regular director who shall replace and complete the term of office of Mr. Luis María Blaquier up to the end of the present fiscal year.

10) Establish the number and designate the members of the Supervisory Committee who shall hold office for one fiscal year.

11) Appoint the independent auditor for the fiscal year to end on December 31st 2017.

12) Determine the auditing committee’s budget.

13) Extend of the maximum amount of the Bank’s Global Program of Negotiable Obligations of USD 1,000,000,000, approved by Resolution No. 18247 dated October 6th 2016 issued by the Comisión Nacional de Valores (Argentine Securities Exchange Commission), to USD 1,500,000,000 or any lesser amount, at any time, as the Board of Directors shall determine. Delegate to the Board of Directors the necessary powers to perform all necessary acts and proceedings to obtain the authorization for the Program’s extension.

14) Authorize any acts, proceedings and presentations to obtain the administrative approval and registration of the any resolutions adopted at the Shareholders’ Meeting.

THE BOARD OF DIRECTORS

NOTES: When considering items 4 and 5 of the Agenda, the Shareholders’ Meeting shall be held as a Special Meeting. In order to attend the Shareholders’ Meeting, all Shareholders shall by April 24th 2017, at Sarmiento 447, Capital Federal, from 10 am to 3 pm: (a) deposit evidence or proof of their book-entry shares issued for such purpose by Caja de Valores S.A. and provide sufficient evidence of identity and legal capacity, as the case may be; (b) inform holder’s name and last name or complete corporate name, identity card type and number of individuals or, if the shareholder is a legal entity, then they shall furnish all registration data expressly stating the registry with which such legal entity filed all its organizational documents and the jurisdiction and domicile thereof and the domicile thereof. All persons attending the Shareholders’ Meeting in the name and on behalf of any shareholder shall provide identical information; and (c) all shareholders being trusts, foundations or any other similar legal entity, as well as all companies incorporated abroad, who shall in turn be registered with the relevant Public Registry of Commerce under sections 118 or 123 of Law no. 19550, as amended, as the case may be, shall submit the documents required under section 26, Chapter II, Section II of the Rules of the Argentine Securities Exchange Commission. In order to comply with the Recommendation included in item V.2.5 of Exhibit IV, Section IV of the Rules of the Argentine Securities Exchange Commission, attendants shall be requested to disclose, before putting the matter to a vote, the decision of each of the candidates to be elected as directors regarding the adoption or not of a Code of Corporate Governance and the reasons for taking such stand.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 27, 2017

MACRO BANK INC.

By:	/s/ Jorge Horacio Brito
Name: Jorge Horacio Brito
Title: Chief Executive Officer